August 13, 2019

Alberto Lopez Gaffney
Chief Financial Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Aut noma de Buenos Aires, Argentina C1107CBR

       Re: Despegar.com, Corp.
           Form 20-F for the Year Ended December 31, 2018
           Response dated July 25, 2019
           File No. 001-38209

Dear Mr. Gaffney:

       We have reviewed your July 25, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2019 letter.

Form 20-F for the Year Ended December 31, 2018

Notes to the Consolidiated Financial Statements
3. Summary of significant accounting policies
Revenue Recognition, page F-10

1. We note your response to our prior comment 3. Please provide in more detail a description of the postbooking services that you provide under the pre-pay/merchant model and tell us how you determined they are not significant.
 Alberto Lopez Gaffney
Despegar.com, Corp.
August 13, 2019
Page 2
2. Additionally, we note from your proposed revenue policy on page 10 of your response that for travel products that are cancelled by the customer after a specified period of time, you may charge a cancellation fee or penalty similar to the amount that the supplier charges for the cancellation. Please tell us the nature of these cancellation terms in your pre-pay/merchant model transactions in further detail, including the timing of any cancellation and change provisions and how the cancellation or penalty fee is determined.
         Provide us with your consideration of such factors in determining that control has transferred and the related revenue should be recognized when the traveler books the transaction on your website rather than when the traveler uses the travel related service at a later date.
      You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at
(202) 551-
3379 with any questions.



FirstName LastNameAlberto Lopez Gaffney                         Sincerely,
Comapany NameDespegar.com, Corp.
                                                                Division of
Corporation Finance
August 13, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName